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Execution version

Funding Agreement — DIVI-H

DiviGas Pte Ltd (***Lender***)

and

DiviGas Australia Pty Ltd (***Borrower***)

Background

The Lender has agreed to provide debt funding to the Borrower for the Purpose on the terms of this Agreement.

Details

Lender	Name: DiviGas Pte Ltd Jurisdiction of incorporation: Singapore Registration Number: 201939414M Address: 32 Carpenter St, Singapore, 059911 Contact: Andre Lorenceau Email: Andre.L@divigas.com
Borrower	Name: DiviGas Australia Pty Ltd Jurisdiction of incorporation: Victoria, Australia ACN: 653 536 648 Address: 58 Gipps Street, Collingwood, VIC, 3066, Australia Contact: The Company Secretary Email: c.liyanage@acclime.com
Facility Limit	AU$ 6,700,000 or as otherwise notified by the Lender in writing
Interest Period	each Calendar Quarter, or any part of a Calendar Quarter from the Utilisation Date to repayment of the relevant Advance
Invention	the invention known as '*Divi-H*' being a dual layer, hollow fibre, polymeric membrane for hydrogen purification and gas separation, which resists heat, pressure, acidity and plasticity to recapture hydrogen at high efficiency from any feedstock composition
Termination Date	1 May 2028 or any later date that the parties agree as an extension to the then current term of this Agreement
Date of this Agreement	the date on which the last party signs this Agreement, as detailed on the execution page.

Terms

1. Definitions and interpretation

1.1 In this Agreement:

Advance means each portion of funds comprising the Facility Limit advanced to the Borrower by way of loan by the Lender under the Facility.

AU$ means the lawful currency of Australia.

Business Day means a day that is not a Saturday, Sunday or public holiday in Melbourne, Victoria.

Calendar Quarter means each period of three consecutive calendar months ending on 31 March, 30 June, 30 September and 31 December.

Details means the section of this Agreement titled 'Details'.

Drawdown Notice means a notice in the form set out in Schedule 1 to this Agreement.

Facility means the unsecured term loan facility made available under this Agreement, as referred to in clause 2.

Government Authority means any governmental, semi-governmental, administrative, fiscal, municipal, local, judicial or regulatory agency, department, instrumentality, body, utility, authority, commission, court or tribunal having jurisdiction in Australia.

GST means any Tax under any GST Law.

GST Law has the meaning defined in section 195-1 of A New Tax System (Goods and Services Tax) Act 1999 (Cth).

Insolvency Event in respect of a party means the occurrence of any one or more of the following events:

(a) having a receiver and/or manager appointed over any of its assets and property;

(b) having a liquidator appointed (whether under a creditor's petition, voluntary liquidation or otherwise);

(c) passing a resolution for winding-up (otherwise than for the purpose of amalgamation or reconstruction);

(d) an administrator or a controller being appointed to any of its assets;

(e) entering into any composition or arrangement with its creditors, or an assignment for the benefit of one or more of its creditors;

(f) proposing a reorganisation, moratorium, deed of company arrangement or other administration involving one or more of its creditors, or its winding up or dissolution;

(g) being insolvent as disclosed in its accounts, stating that it is insolvent or presumed to be insolvent under an applicable law;

(h) a writ of execution being levied against it or its property; or

(i) anything occurs under the law of any jurisdiction which has a substantively similar effect to any of the above paragraphs.

Interest Payment Date for an Advance means the last day of each Interest Period applicable to that Advance.

Purpose means the conduct and/or facilitation by the Borrower of research and development in respect of the Invention, and any other purpose approved by the Lender from time to time.

Specified Rate means:

(a) the interest rate relating to 'inbound loans' specified in PCG2017/2 issued by the Australian Taxation Office, as at the date of this Agreement being 1.83% per annum; or

(b) such other amount determined in accordance with clause 3.4.

Tax includes any tax (including GST), duty, levy charge, impost, withholding, fee, deduction or compulsory loan imposed or assessed under any legislation or by any Government Authority, together with any associated interest, penalty, fine, fee or other charge.

Terms means the section of this Agreement titled 'Terms'.

this Agreement means this 'Funding Agreement, comprised of the Details and the Terms.

Utilisation Date for an Advance means the date on which the Advance is made.

1.2 Terms defined in the Details have those meanings when used in this Agreement.

1.3 In the event of an inconsistency between the Details and these Terms, the Details will prevail.

1.4 Subject to any express provisions to the contrary, or unless the context otherwise requires:

(a) headings and subheadings are for convenience only and do not affect interpretation;

(b) words denoting the singular number include the plural, and vice versa;

(c) any reference to a party to any agreement or document includes its executors, administrators, legal personal representatives, successors and permitted assigns and substitutes by way of assignment or novation;

(d) any reference to any legislation includes a reference to that legislation as amended, re-enacted, consolidated or replaced at any time, and includes all regulations, delegations, instruments and orders made under it;

(e) any reference to any government issued guidance includes a reference to that guidance as amended, superseded, varied or replaced at any time; and

(f) any approval, consent or similar required of a party must not be unreasonably withheld or delayed, and if granted may be granted subject to reasonable conditions.

2. The Facility

2.1 Advances

(a) Subject to the terms of this Agreement, the Lender grants to the Borrower an unsecured term loan facility under which the Lender will make Advances to the Borrower on request from time to time in an aggregate amount not exceeding the Facility Limit.

(b) Advances may be requested from the Lender by the Borrower preparing and issuing a completed Drawdown Notice to the Lender.

2.2 Pre-drawn Advances

As at the date of this Agreement, the parties acknowledge and agree that an aggregate of AU$ $406,329.35 has been drawn down by the Borrower against the Facility Limit. The terms of this Agreement apply to all pre-drawn Advances.

2.3 Purpose

All Advances drawn down under the Facility are to be applied by the Borrower only towards the Purpose.

2.4 Repayment

The Borrower will be liable to repay the aggregate of all Advances, together with all other amounts (including any interest) outstanding or then due for payment, to the Lender (less any amount prepaid under clause 2.5) on or prior to the Termination Date.

2.5 Prepayment

The Borrower may at its discretion (but has no obligation to) prepay any Advance in whole or in part at any time before the Termination Date.

2.6 Payments in Gross

The Borrower must make all payments due under this Agreement without:

(a) any set-off, counterclaim or condition; and

(b) any deduction or withholding for any Tax or any other reason, unless the Borrower is required to make a deduction or withholding by applicable law.

3. Interest

3.1 Interest Periods

(a) Interest in respect of each Advance is to be calculated at the end of each Interest Period from the Utilisation Date of that Advance until the Advance is repaid.

(b) If two or more Advances are being utilised during a particular Interest Period, then unless the Lender and the Borrower agree otherwise the Advances will be consolidated and treated as one for the purposes of the calculation of interest.

3.2 Calculation of Interest

Interest on each Advance:

(a) accrues daily, and is to be computed on the basis of the actual number of days elapsed and a year of 365 days;

(b) is to be calculated from and including the first day of each Interest Period to and including the last day of that Interest Period;

(c) is to be calculated as 'simple interest'; and

(d) is to be calculated at the Specified Rate.

3.3 Payment of Interest

The Borrower will pay to the Lender interest in relation to each Advance made to it on the Interest Payment Date for that Advance, either by way of actual payment or by capitalisation into the Facility (at the Borrower's option).

3.4 Adjustment of Specified Rate

The Lender may, in its sole discretion, adjust the Specified Rate on 30 days' notice to the Borrower if the Lender is of the view that such adjustment is necessary or desirable to enable a party to comply with any law, regulation, commentary or guidance issued by any Government Authority from time to time, including, without limitation, with respect to its transfer pricing obligations.

4. Default

At the option of the Lender, the outstanding balance of the Advances together with accrued interest and any other money payable will become immediately due and payable by the Borrower to the Lender, despite any previous delay or waiver by the Lender, if:

(a) the Borrower does not pay any money payable under this Agreement within 5 Business Days of its due date;

(b) any Insolvency Event occurs in respect of the Borrower; or

(c) subject to clause 4(a), the Borrower breaches any provision of this Agreement and fails to remedy that breach within 10 Business Days after receiving written notice requiring it to do so.

5. General

5.1 No Agency etc

This Agreement does not constitute either party the agent of the other or imply that the parties intend constituting a partnership, joint venture or other form of association in which either party may be liable for the acts or omissions of the other. Neither party has authority to pledge the credit of the other party or bind the other party to any arrangement.

5.2 Costs

(a) The Borrower must pay its and the Lender's costs (including legal fees, stamp duty and registration fees) in relation to the negotiation, preparation, execution, performance, amendment or registration of this Agreement.

(b)   Unless this Agreement provides otherwise, the Borrower must cover all costs associated with the performance of its obligations or the exercise of its rights under this Agreement.

(c)   The Borrower indemnifies the Lender in respect of all legal costs and disbursements incurred by the Lender in enforcing or attempting to enforce this Agreement.

5.3   GST

Unless otherwise expressly stated, all amounts specified in this Agreement are GST exclusive amounts. If GST is imposed on any supply made by one party ("GST Supplier") to the other party under this Agreement, the GST Supplier must issue a valid tax invoice to the recipient of the supply ("Recipient"), and the Recipient must pay, in addition to any consideration payable under this Agreement for the supply, an additional amount for the supply calculated by multiplying the prevailing GST rate by the consideration for the relevant supply.

5.4   No Assignment etc

Neither party may transfer any right or liability under this Agreement without the prior written consent of the other party, except where this Agreement provides otherwise.

5.5   Notices

Any notice must be in writing and signed by an authorised officer of the sender or its solicitor. Any notice may be served by delivery in person or by post or email transmission to the address or email address of the recipient set out in the Details, and will be effective for the purposes of this Agreement upon delivery to the recipient, or upon sending of the email unless the sender receives a failure message.

5.6   Governing Law

This Agreement is governed by and construed under the law of the State of Victoria, Australia. The parties submit to the non-exclusive jurisdiction of courts exercising jurisdiction in that State.

5.7   Amendments

Any amendment of this Agreement has no force or effect, unless effected by a document executed by the parties.

5.8   Entire Agreement

This Agreement:

(a)   represents the entire agreement between the parties in relation to its subject-matter, and all terms of that agreement; and

(b)   supersedes and excludes any prior or collateral negotiation, understanding, communication or agreement by or between the parties in relation to that subject-matter or any term of that agreement.

5.9   Further Assurances

Each party must take all steps, execute all documents and perform any action necessary or required by the other party to give full effect to this Agreement.

5.10   Waiver

(a)   Any failure or delay by either party to exercise any right under this Agreement does not operate as a waiver, and the single or partial exercise of any right by that party does not preclude any other or further exercise of that or any other right by that party.

(b)   A waiver of a provision of this Agreement or a right or remedy arising under it must be in writing and signed by the party granting the waiver.

5.11   Remedies

The rights of a party under this Agreement are cumulative and not exclusive of any rights provided by law.

5.12   Severability

Any provision of this Agreement which is invalid in any jurisdiction is invalid in that jurisdiction to that extent, without invalidating or affecting the remaining provisions of this Agreement or the validity of that provision in any other jurisdiction.

5.13   Counterparts

This Agreement may be executed in any number of counterparts, all of which taken together are deemed to constitute one and the same document.

Schedule 1 – Form of Drawdown Notice

[*On Borrower letterhead*]

To: DiviGas Pte Ltd, 32 Carpenter St, Singapore, 059911 (**Lender**)

Attention: [*insert name*]

Dear Sirs

Notice of request for drawdown of loan proceeds (**Drawdown Notice**) under Funding Agreement dated [*date*] made between the Lender and DiviGas Australia Pty Ltd ACN 653 536 648 (**Borrower**) (**Funding Agreement**)

Terms defined in the Funding Agreement have the same meaning in this Drawdown Notice unless given a different meaning in this Drawdown Notice.

1. The Borrower gives you irrevocable notice pursuant to clause 2.1(b) of the Funding Agreement that it wishes the Lender to provide an Advance.

2. The Borrower requests an Advance on the following terms:

3. Drawdown Date: [*insert requested date for draw down*]

4. Amount (AU$): $[*insert requested amount to be drawn*] to be transmitted as follows:

   Bank: [*insert Australian bank name*]
   Account Name: [*insert name in which account is held*]
   BSB: [*insert BSB (6 digit number) for the bank branch at which the account is held*]
   Account Number: [*insert Borrower's account number*]
   SWIFT/BIC Code: [*insert international transmission code (8 to 11 characters) for Borrower's Australian bank*]

5. The purpose for which the proposed Advance is required is a Purpose approved under the Funding Agreement.

Yours faithfully

Authorised Officer of the Borrower
Date: [*date*]

EXECUTED as an agreement.

Lender

EXECUTED by **DIVIGAS PTE LTD** a corporation incorporated in Singapore with Registration Number 201939414M by:	)))
	_____ Andre Lorenceau (Nov 21, 2022 21:49 PST)
Print name: Andre Lorenceau	Signature
	Date: Nov 21, 2022
Print title: CEO	
its authorised signatory.	

Borrower

EXECUTED by **DIVIGAS AUSTRALIA PTY LTD** **ACN 653 536 648** in accordance with section 127(1) of the *Corporations Act 2001* (Cth):	)))
Trevor Townsend Trevor Townsend (Nov 24, 2022 07:03 GMT+11)	_____ Claudia Liyanage (Nov 22, 2022 18:01 GMT+11)
Director Print Name: Trevor Townsend Date: Nov 24, 2022	Company Secretary Print Name: Claudia Liyanage Date: Nov 22, 2022

EXV-AL-DiviGas-Funding Agreement-DIVI-H-22 .11.22

Final Audit Report   2022-11-23

Created:	2022-11-22
By:	Austin Legal (liz@austinlegal.com.au)
Status:	Signed
Transaction ID:	CBJCHBCAABAAfeSTODxhvswT4kFkXOh84Pm1PQVaTWRS

"EXV-AL-DiviGas-Funding Agreement-DIVI-H-22.11.22" History

📄 Document created by Austin Legal (liz@austinlegal.com.au)
2022-11-22 - 3:59:03 AM GMT- IP address: 149.167.131.152

✉ Document emailed to andre.l@divigas.com for signature
2022-11-22 - 4:00:12 AM GMT

✉ Document emailed to t.townsend@acclime.com for signature
2022-11-22 - 4:00:12 AM GMT

✉ Document emailed to Claudia Liyanage (c.liyanage@acclime.com) for signature
2022-11-22 - 4:00:12 AM GMT

📄 Email viewed by andre.l@divigas.com
2022-11-22 - 5:47:55 AM GMT- IP address: 66.249.84.201

✍ Signer andre.l@divigas.com entered name at signing as Andre Lorenceau
2022-11-22 - 5:48:58 AM GMT- IP address: 192.184.180.216

✍ Document e-signed by Andre Lorenceau (andre.l@divigas.com)
Signature Date: 2022-11-22 - 5:49:00 AM GMT - Time Source: server- IP address: 192.184.180.216

📄 Email viewed by Claudia Liyanage (c.liyanage@acclime.com)
2022-11-22 - 7:01:16 AM GMT- IP address: 120.21.135.76

✍ Document e-signed by Claudia Liyanage (c.liyanage@acclime.com)
Signature Date: 2022-11-22 - 7:01:26 AM GMT - Time Source: server- IP address: 120.21.135.76

📄 Email viewed by t.townsend@acclime.com
2022-11-23 - 8:03:32 PM GMT- IP address: 59.102.9.117

Signer t.townsend@acclime.com entered name at signing as Trevor Townsend
2022-11-23 - 8:03:47 PM GMT- IP address: 59.102.9.117

Document e-signed by Trevor Townsend (t.townsend@acclime.com)
Signature Date: 2022-11-23 - 8:03:49 PM GMT - Time Source: server- IP address: 59.102.9.117

Agreement completed.
2022-11-23 - 8:03:49 PM GMT

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